Pay88, Inc.
                            1053 North Barnstead Road
                               Barnstead, NH 03225
                              Phone: (603) 776-6044


                                                                January 30, 2006

BY FACSIMILE AND EDGAR
----------------------
Securities and Exchange Commission
Station Place
100 F St. NE
Washington, DC 20549

      Re:  Pay88, Inc.
           Registration Statement on Form SB-2, as amended
           Registration No. 333- 129018
           -----------------------------------------------

Ladies and Gentlemen:

      In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Pay88, Inc. (the "Company") hereby requests that the Registration Statement described above (the "Registration Statement") be accelerated so that it will become effective at 5:00 p.m. on February 2, 2006, or as soon as practicable thereafter.

      The undersigned, being the officers and directors of the Company, hereby acknowledge the following:

      1. The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement filed with the Securities and Exchange Commission (the "Commission");

      2. Staff comments or changes to disclosure in response to comments from the staff of the Commission do not foreclose the Commission from taking any action with respect to the Registration Statement; and

      3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      Thank you for your cooperation.

                                         Very truly yours,

                                         Pay88, Inc.


                                         By: /s/  Guo Fan
                                            ------------------------
                                                  Guo Fan
                                                  President and Chief Executive
                                                  Officer

                                         By: /s/  Gordon Preston
                                            ------------------------
                                                  Gordon Preston
                                                  Secretary